As filed with the Securities and Exchange Commission on April 5, 2007
Registration No. 333-125640

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-effective Amendment
to Form S-3
on
Form S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

BroadVision, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	7371	94-3184303
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code number)	(I.R.S. Employer Identification Number)

1600 Seaport Boulevard, 5th Floor
North Building
Redwood City, CA 94063
(650) 331-1000
(Address, including zip code, and telephone number,
including area code, of Registrant's principal executive offices)

Pehong Chen
President, Chief Executive Officer and
Interim Chief Financial Officer
BroadVision, Inc.
1600 Seaport Boulevard, 5th Floor
North Building
Redwood City, CA 94063
(650) 331-1000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
Kenneth L. Guernsey
Peter H. Werner
Cooley Godward Kronish llp
101 California St., Fifth Floor
San Francisco, California 94111
(415) 693-2000

Approximate date of commencement of proposed sale to the public:  From time to time after the registration statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☑
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 5, 2007

PROSPECTUS

6,310,218 Shares

BroadVision, Inc.

Common Stock

This prospectus relates to the offer and sale, from time to time, of up to 6,310,218 shares of BroadVision, Inc. common stock issuable to the selling stockholders listed on page 17 of this prospectus. The shares of common stock being offered by the selling stockholders upon exercise of the warrants, which warrants were issued pursuant to a Securities Purchase Agreement dated as of November 10, 2004. BroadVision will not receive any proceeds from the sale of the shares by the selling stockholders.

For a description of the plan of distribution of the shares, see page 19 of this prospectus.

Our common stock is traded on the Pink Sheets under the symbol "BVSN." On April 5, 2007, the last reported sale price for our common stock was $2.65.

Investing in our common stock involves risks. See "Risk Factors" beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities regulators has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is               , 2007.

References in this prospectus to "we," "us" and "our" refer to BroadVision, Inc. and its subsidiaries. BroadVision®, BroadVision One-To-One®, iGuide®, Interleaf® and Interleaf Xtreme® are our U.S. registered trademarks. Our common law trademarks (designated by tm) in the United States and other countries include BroadVision Commerce, BroadVision Content, BroadVision Deployment, BroadVision eMarketing, BroadVision Multi-Touchpoint, BroadVision Portal, BroadVision Process, BroadVision QuickSilver, BroadVision Search, Energizing e-Business, Click-to-Create, BroadVision Command Center, BroadVision Publishing Center, BroadVision Instant Publisher, and any of the registered marks that are not registered in the particular country where the mark is being used. Trademarks, service marks and trade names of other companies appearing in this prospectus are the property of their respective holders.

You should rely only on the information and representations provided in this prospectus. We have not authorized anyone to provide you with any different information or to make any different representations in connection with any offering made by this prospectus. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, in any state where the offer or sale is prohibited. Neither the delivery of this prospectus, nor any sale made under this prospectus shall, under any circumstances, imply that the information in this prospectus is correct as of any date after the date of this prospectus.

PROSPECTUS SUMMARY

You should read the following summary together with the entire prospectus, including the more detailed information in our financial statements and related notes referred to elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in "Risk Factors."

BROADVISION, INC.
Our Business

Since 1993, BroadVision has been a pioneer and consistent innovator of e-business solutions. We deliver a combination of technologies and services into the global market that enable customers of all sizes to power mission-critical web initiatives that ultimately deliver high-value to their bottom line. Our offering consists of a robust framework for personalization and self-service, modular applications and agile toolsets that customers use to create e-commerce and portal solutions. As of December 31, 2006, we had licensed our products to more than 500 customers - including Audible.com, Baker Hughes, Cardinal Health, Citibank, Hilti, Japan Airlines, Renault, Sears, Sony, Standard Chartered Bank, Vodafone, U.S. Air Force, Yomiuri Shinbun and Xerox.

Corporate Information

We were incorporated in Delaware in May 1993 and have been a publicly traded corporation since 1996. From 2001 to December 31, 2005, our annual revenue has declined and we have incurred significant losses and had negative cash flows from operations. As of December 31, 2006, we had an accumulated deficit of approximately $1.2 billion. The majority of these accumulated losses to date have resulted from non-cash charges associated with our year 2000 acquisition of Interleaf, Inc. and restructuring charges related to excess real estate lease obligations. During 2004, we entered into a series of termination agreements to buy out of nearly all of our excess lease obligations. In November 2004, we issued $16 million in aggregate principal amount of senior subordinated secured convertible notes (the "Notes"). In November 2005, Dr. Pehong Chen, our Chairman, Chief Executive Officer, President, interim Chief Financial Officer and largest stockholder, acquired all Notes then outstanding. On December 20, 2005, Dr. Chen agreed to cancel all amounts owed under the Notes in exchange for 34,500,000 shares of BroadVision common stock at an effective price per share of $0.45, which represents a 20% discount to the trading price of our common stock on that day. Immediately prior to this agreement, the Notes were convertible by their terms into 5,625,000 shares of BroadVision common stock at a conversion price of $2.76 per share. On March 8, 2006, pursuant to the December 20, 2005 agreement, we cancelled the Notes and issued to Dr. Chen 34,500,000 shares of BroadVision common stock (the "Note Conversion"). On November 28, 2006, we completed a rights offering pursuant to which the holders of BroadVision common stock on December 20, 2005 were entitled to purchase a number of shares of BroadVision common stock, at $0.45 per share, to enable the holders to maintain their proportionate ownership interest they held in BroadVision immediately prior to the issuance of 34,500,000 shares to Dr. Chen. We issued 36,379,704 shares in the rights offering, representing approximately 21% of the shares offered, with net proceeds to us of $15.8 million.

Our principal executive offices are located at 1600 Seaport Boulevard, 5th Floor, North Bldg., Redwood City, California 94063. Our telephone number is (650) 331-1000. Our website address is www.broadvision.com. The information on, or that can be accessed through, our website is not part of this prospectus.

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THE OFFERING

Common stock to be offered by the selling stockholders	6,310,218 Shares
Common stock outstanding prior to this offering	106,934,292 Shares
Use of proceeds

We will not receive any of the proceeds from the sale of the shares by the selling stockholders, but we may receive proceeds from the exercise of warrants held by the selling stockholders. We will apply such proceeds, if any, toward funding our working capital. See "Use of Proceeds."

Pink Sheets symbol	BVSN

EXPLANATORY NOTE

On November 10, 2004, we entered into the Securities Purchase Agreement, which provided for the private placement (the "Private Placement") of up to $20 million of convertible notes to the selling stockholders. We initially issued the Notes, which were convertible into common stock at a fixed conversion price of $2.76 per share, or a 15% premium to our common stock's trailing 10-day volume weighted average price on November 10, 2004. The Notes were canceled pursuant to the Note Conversion. The selling stockholders also received warrants to purchase approximately 1.7 million shares of our common stock at a price of $3.58 per share. The warrants became exercisable on May 10, 2005, and may be exercised on or prior to May 10, 2010. Pursuant to the terms of the warrants, as a result of certain issuances of stock subsequent to the issuance date of the warrants, as of March 31, 2007 the warrants are exercisable for approximately 4.2 million shares of our stock at a price of $1.48 per share. This prospectus relates to the offer and sale, from time to time, of the shares of our common stock issuable to the selling stockholders upon exercise of the warrants issued in the Private Placement. We are registering, pursuant to the terms of a registration rights agreement entered into as part of the Private Placement (the "Registration Rights Agreement"), 150% of the shares of common stock that we estimate would be issued to the selling stockholders upon full exercise of the warrants.

On November 10, 2004, we also issued to the selling stockholders pursuant to the terms of the Securities Purchase Agreement additional investment rights that provided for an additional $4 million of convertible notes to be issued to the investors at their option or, under certain circumstances, at our option. Shares of our common stock underlying those additional notes have not been registered, and this prospectus does not cover the offer or sale of such shares. All of the additional rights expired without having been exercised, in whole or in part, on July 10, 2005.

Previously, in December 2004, we filed a registration statement relating to the offer and sale of our common shares underlying the securities acquired by the selling stockholders, including the common shares underlying the notes issuable upon the exercise of the additional investment rights. We engaged in discussions with the Securities and Exchange Commission (the "SEC") in connection with the SEC's review of the December 2004 registration statement regarding the character of the additional investment rights and the availability of the securities law exemption on which we relied in offering the additional investment rights and the common shares underlying the additional investment rights. As a result of these discussions we amended the December 2004 registration statement to remove the shares of our common stock reserved for issuance upon exercise of these additional investment rights, and we subsequently withdrew the December 2004 registration statement, as amended. On June 8, 2005, we filed a new registration statement relating to the offer and sale of our common shares underlying the securities, other than the additional investment rights, acquired by the selling stockholders. The new registration statement was declared effective on August 31, 2005.

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It is uncertain whether the general solicitation that occurred in connection with the December 2004 registration statement, as subsequently amended and withdrawn, and the June 8, 2005 registration statement, could be held to have resulted in a violation of Section 5 of the Securities Act of 1933 (the "Securities Act") with regard to the Private Placement. We do not believe that a Section 5 violation has occurred. However, it is possible that one might argue that a violation resulted from the public offering of common shares underlying the securities issued in the Private Placement while the Private Placement was deemed to be continuing. Under such a theory, the Private Placement would be deemed to be continuing while the additional investment rights were still outstanding and, as a result, the selling stockholders were still eligible to make an investment decision with regard to the exercise of those rights. Under these circumstances, because the Private Placement could be deemed to be continuing, any general solicitation in connection with the Private Placement securities could be held to have tainted the private placement exemption from registration upon which we relied when issuing securities in the Private Placement. Although the additional investment rights are now expired and any deemed continuation of the private transaction is now terminated, such expiration in itself might not cure a Section 5 violation.

If we were held by a court to have violated Section 5 of the Securities Act in connection with the November 2004 private placement of securities, such court could order that we remit the consideration paid by the selling stockholders to us for all the securities we sold to them in violation of Section 5 of the Securities Act, with interest, upon the tender back to us of such securities, or for damages, if they no longer own such securities. In connection with the financing, we have issued and sold the Notes to the selling stockholders, all of which have been cancelled, and warrants initially exercisable for approximately 1.7 million shares of our common stock, none of which have been exercised. Accordingly, our liability for a Section 5 violation is indeterminable. While we might contest any claimed Section 5 violation, any related litigation would be costly to defend and could harm our results of operations, financial condition and liquidity. In addition, we cannot offer any assurance that the extent of our exposure to damages would be limited to the amounts we received from the selling stockholders, plus interest.

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RISK FACTORS

You should carefully consider the following factors, together with the other information contained in this prospectus, before purchasing the BroadVision common stock being registered pursuant to the registration statement, of which this prospectus forms a part. An investment in BroadVision common stock involves a high degree of risk and may not be appropriate for investors who cannot afford to lose their entire investment.

Risks related to our business

We have a history of losses and our future profitability on a quarterly or annual basis is uncertain, which could have a harmful effect on our business and the value of BroadVision common stock.

While we generated positive operating income and cash flow in the twelve months ended December 31, 2006, we have incurred substantial cumulative net operating losses and negative cash flows from operations from 2000 to 2005. As of December 31, 2006, we had an accumulated deficit of approximately $1.2 billion.

Given our planned operating and capital expenditures, for the foreseeable future we expect our results of operations to fluctuate, and during this period we may incur losses and/or negative cash flows. If our revenue does not increase or if we fail to maintain our expenses at an amount less than our projected revenue, we will not be able to achieve or sustain operating profitability on a consistent basis. We are continuing our efforts to reduce and control our expense structure. We believe strict cost containment and expense reductions are essential to achieving positive cash flow and profitability. A number of factors could preclude us from successfully bringing costs and expenses in line with our revenues, including unplanned uses of cash, the inability to accurately forecast business activities and further deterioration of our revenues. If we are not able to effectively reduce our costs and achieve an expense structure commensurate with our business activities and revenues, we may have inadequate levels of cash for operations or for capital requirements, which could significantly harm our ability to operate our business.

Our failure to operate profitably or control negative cash flows on a quarterly or annual basis could harm our business and the value of BroadVision common stock. If the negative cash flow continues, our liquidity and ability to operate our business would be severely and adversely impacted. Additionally, our ability to raise financial capital may be hindered due to our operational losses and negative cash flows, reducing our operating flexibility.

Because our quarterly operating results are volatile and difficult to predict, our quarterly operating results in one or future periods are likely to fluctuate significantly, which could cause our stock price to decline if we fail to meet the expectations of securities analysts or investors.

Our quarterly operating results have varied significantly in the past and are likely to continue to vary significantly in the future. For example, in the quarters ended March 31, 2005, June 30, 2005, September 30, 2005, December 31, 2005, and March 31, 2006, our revenues declined 22%, 23%, 18%, 1%, and 13% respectively, as compared to the previous quarters. In the quarters ended June 30, 2006, and September 30, 2006, our revenue increased 1%, and 7% respectively, as compared to the previous quarters. In the quarter ended December 31, 2006, our revenue declined 4% as compared to the previous quarter. If our revenues, operating results, earnings or future projections are below the levels expected by securities analysts or investors, our stock price is likely to decline.

We expect to continue to experience significant fluctuations in our results of operations due to a variety of factors, some of which are outside of our control, including:

• introduction of products and services and enhancements by us and our competitors;
• competitive factors that affect our pricing;
• market acceptance of new products;
• the mix of products sold by us;
• changes in our pricing policies or our competitors;
• changes in our sales incentive plans;
• the budgeting cycles of our customers;
• customer order deferrals in anticipation of new products or enhancements by our competitors or us or because of macro-economic conditions;
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• nonrenewal of our maintenance agreements, which generally automatically renew for one-year terms unless earlier terminated by either party upon 90-days notice;
• product life cycles;
• changes in strategy;
• seasonal trends;
• the mix of distribution channels through which our products are sold;
• the mix of international and domestic sales;
• the rate at which new sales people become productive;
• changes in the level of operating expenses to support projected growth;
• increase in the amount of third party products and services that we use in our products or resell with royalties attached;
• fluctuations in the recorded value of outstanding common stock warrants that will be based upon changes to the underlying market value of BroadVision common stock;
• the timing of receipt and fulfillment of significant orders; and
• costs associated with litigation, regulatory compliance and other corporate events such as operational reorganizations.

As a result of these factors, we believe that quarter-to-quarter comparisons of our revenue and operating results are not necessarily meaningful, and that these comparisons are not accurate indicators of future performance. Because our staffing and operating expenses are based on anticipated revenue levels, and because a high percentage of our costs are fixed, small variations in the timing of the recognition of specific revenue could cause significant variations in operating results from quarter to quarter. If we were unable to adjust spending in a timely manner to compensate for any revenue shortfall, any significant revenue shortfall would likely have an immediate negative effect on our operating results. If our operating results in one or more future quarters fail to meet the expectations of securities analysts or investors, our stock price is likely to decline.

Our business currently depends on revenue related to BroadVision e-business solutions, and if the market does not increasingly accept these products and related products and services, our revenue may continue to decline.

We generate our revenue from licenses of BroadVision e-business solutions, including process, commerce, portal and content management and related products and services. We expect that these products, and future upgraded versions, will continue to account for a large portion of our revenue in the foreseeable future. Our future financial performance will depend on increasing acceptance of our current products and on the successful development, introduction and customer acceptance of new and enhanced versions of our products. If new and future versions and updates of our products and services do not gain market acceptance when released commercially, or if we fail to deliver the product enhancements and complementary third party products that customers want, demand for our products and services, and our revenue, may decline.

We have recently introduced new products, services and technologies and our business will be harmed if we are not successful in selling these offerings to our existing customers and new customers.

We have recently introduced a product roadmap for 2007 that includes new products, services and technologies, to complement and replace certain of our existing products, services and technologies.  We have spent significant resources in developing these offerings and training our employees to implement and support the offerings, and we plan to add sales and marketing resources.  We do not yet know whether any of these new offerings will be appealing to existing and potential new customers, and if so, whether sales of these new offerings will be sufficient for us to offset the costs of development, implementation, support and marketing.  Our existing customers may determine that our products and services they currently use are sufficient for their purposes, or that the added benefit from these new offerings is not sufficient to merit the additional cost.  As a result we may need to decrease our prices or develop modifications.  And while we have performed extensive testing of our new products and technologies, their broad-based implementation may require more support than we anticipate, which would further increase our expenses.  If sales of our new products, services and technologies are lower than we expect, or if we must lower our prices or delay implementation to fix unforeseen problems and develop modifications, our operating margins are likely to decrease and we may not be able to operate profitably.  A failure to operate profitably would significantly harm our business.

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Our management identified a material weakness in the effectiveness of our internal control over financial reporting as of December 31, 2005 and as of December 31, 2006. The 2005 material weakness caused restatement of our historical operating results. Additional material weaknesses may be discovered and additional restatements may be required in the future.

We previously reported that as of December 31, 2005, we did not have a sufficient number of experienced personnel in our accounting and finance organization to facilitate an efficient financial statement close process and permit the preparation of our financial statements in accordance with Generally Accepted Accounting Principles (GAAP). For example, there were a significant number of adjustments to our financial statements during the course of the 2005 audit, at least one of which was individually material and required us to restate several prior quarters. Our personnel also lacked certain required skills and competencies to oversee the accounting operations and perform certain important control functions, such as the review, periodic inspection and investigation of transactions of our foreign locations. We consider this to be a deficiency that was also a material weakness in the operation of entity-level controls.

In 2006 we hired several new full-time employees, and we believe that as of December 31, 2006 we have retained a sufficient number of experienced personnel in our accounting and finance organization to enable us to address the material weakness that existed as of December 31, 2005. These new hires have augmented the capabilities of our organization, but in many cases they replaced employees or part-time contactors who had left us for various reasons. This turnover has caused a reduction in our institutional knowledge regarding historical events. While we believe that the recent additions to our accounting and finance organization continue to gain familiarity with the complex issues relating mainly to our historical operations, as of December 31, 2006 the full organization had not yet been in place for a sufficient amount of time to allow us to conclude that no material weakness existed as of December 31, 2006. If we are not successful in retaining experienced personnel in our accounting and finance organization in order to sufficiently address the reduction in institutional knowledge referenced above, there is more than a remote likelihood that our quarterly or annual financial statements could be materially misstated, which could require a restatement.

Maintaining sufficient expertise and historical institutional knowledge in our accounting and finance organization is dependent upon retaining existing employees and filling any open positions with experienced personnel in a timely fashion. The market for skilled accounting and finance personnel is competitive and we may have continued difficulty in retaining our staff because (1) in the region in which we compete there are many established companies that can offer more lucrative compensation packages and (2) some professionals are reluctant to deal with our complex accounting issues relating to our historical operations. One Senior Accountant who joined us in the third quarter of 2006 left in January 2007. Our inability to staff the department with competent personnel with sufficient training will affect our internal controls over financial reporting to the extent that we may not be able to prevent or detect material misstatements. Inferior internal control could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

If we are unable to keep pace with the rapid technological changes in online commerce and communication, our products and services may fail to be competitive.

Our products and services may fail to be competitive if we do not maintain or exceed the pace of technological developments in Internet commerce and communication. Failure to be competitive could cause our revenue to decline. The information services, software and communications industries are characterized by rapid technological change, changes in customer requirements, frequent new product and service introductions and enhancements and evolving industry standards and practices. The introduction of products and services embodying new technologies and the emergence of new industry standards and practices can render existing products and services obsolete. Our future success will depend, in part, on our ability to:

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•	develop leading technologies;
•	enhance our existing products and services;
•	develop new products and services that address the increasingly sophisticated and varied needs of our prospective customers; and
•	respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis.

Our sales and product implementation cycles are lengthy and subject to delay, which make it difficult to predict our quarterly results.

Our sales and product implementation cycles generally span months. Delays in customer orders or product implementations, which are difficult to predict, can affect the timing of revenue recognition and adversely affect our quarterly operating results. Licensing our products is often an enterprise-wide decision by prospective customers. The importance of this decision requires that we engage in a lengthy sales cycle with prospective customers. A successful sales cycle may last up to nine months or longer. Our sales cycle is also affected by a number of other factors, some of which we have little or no control over, including the volatility of the overall software market, the business condition and purchasing cycle of each prospective customer, and the performance of our technology partners, systems integrators and resellers. The implementation of our products can also be time and resource intensive, and subject to unexpected delays. Delays in either product sales or implementations could cause our operating results to vary significantly from quarter to quarter.

 Current and potential competitors could make it difficult for us to acquire and retain customers now and in the future.

The market for our products is intensely competitive. We expect competition in this market to persist and increase in the future. If we fail to compete successfully with current or future competitors, we may be unable to attract and retain customers. Increased competition could also result in price reductions for our products and lower profit margins and reduced market share, any of which could harm our business, results of operations and financial condition.

Many of our competitors have significantly greater financial, technical, marketing and other resources, greater name recognition, a broader range of products and a larger installed customer base, any of which could provide them with a significant competitive advantage. In addition, new competitors, or alliances among existing and future competitors, may emerge and rapidly gain significant market share. Some of our competitors, particularly established software vendors, may also be able to provide customers with products and services comparable to ours at lower or at aggressively reduced prices in an effort to increase market share or as part of a broader software package they are selling to a customer. We may be unable to match competitor's prices or price reductions, and we may fail to win customers that choose to purchase an information technology solution as part of a broader software and services package. As a result, we may be unable to compete successfully with current or new competitors.

Because a significant portion of our sales activity occurs at the end of each fiscal quarter, delays in a relatively small number of license transactions could adversely affect our quarterly operating results.

A significant proportion of our sales are concentrated in the last month of each fiscal quarter. Gross margins are high for our license transactions. Customers and prospective customers may use these conditions in an attempt to obtain more favorable terms. While we endeavor to avoid making concessions that could result in lower margins, the negotiations often result in delays in closing license transactions. Small delays in a relatively small number of license transactions could have a significant impact on our reported operating results for that quarter.

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We have substantially modified our business and operations and will need to manage and support these changes effectively in order for our business plan to succeed.

We have substantially expanded then contracted our business and operations since our inception in 1993. We grew from 652 employees at the end of 1999 to 2,412 employees at the end of 2000 and then reduced our numbers to 1,102 at the end of 2001, 449 at the end of 2002, 367 at the end of 2003, 337 at the end of 2004 and 181 at the end of 2005. On December 31, 2006, we had approximately 159 employees. As a consequence of our employee base growing and then contracting so rapidly, we entered into significant contracts for facilities space for which we ultimately determined we did not have a future use. We announced during the third and fourth quarters of 2004 that we had agreed with the landlords of various facilities to renegotiate future lease commitments, extinguishing a total of approximately $155 million of future obligations. The management of the expansion and later reduction of our operations has taken a considerable amount of our management's attention during the past several years. As we manage our business to introduce and support new products, we will need to continue to monitor our workforce and make appropriate changes as necessary. If we are unable to support past changes and implement future changes effectively, we may have to divert additional resources away from executing our business plan and toward internal administration. If our expenses significantly outpace our revenues, we may have to make additional changes to our management systems and our business plan may not succeed.

We may face liquidity challenges and need additional financing in the future.

We currently expect to be able to fund our working capital requirements from our existing cash and cash equivalents and our anticipated cash flows from operations and subleases through at least December 31, 2007. However, we could experience unforeseen circumstances, such as an economic downturn, difficulties in retaining customers and/or key employees, or other factors that could increase our use of available cash and require us to seek additional financing. We may find it necessary to obtain additional equity or debt financing due to the factors listed above or in order to support a more rapid expansion, develop new or enhanced products or services, respond to competitive pressures, acquire complementary businesses or technologies or respond to unanticipated requirements.

We may seek to raise additional funds through private or public sales of securities, strategic relationships, bank debt, financing under leasing arrangements or otherwise. If additional funds are raised through the issuance of equity securities, the percentage ownership of our stockholders will be reduced, stockholders may experience additional dilution or any equity securities we sell may have rights, preferences or privileges senior to those of the holders of our common stock. We expect that obtaining additional financing on acceptable terms would be difficult, at best. If adequate funds are not available or are not available on acceptable terms, we may be unable to pay our debts as they become due, develop our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, which could have a material adverse effect on our business, financial condition and future operating results.

We are dependent on direct sales personnel and third-party distribution channels to achieve revenue growth.

To date, we have sold our products primarily through our direct sales force. Our ability to achieve significant revenue growth in the future largely will depend on our success in recruiting, training and retaining sufficient direct sales personnel and establishing and maintaining relationships with distributors, resellers and systems integrators. Our products and services require a sophisticated sales effort targeted at the senior management of our prospective customers. New hires as well as employees of our distributors, resellers and systems integrators require training and take time to achieve full productivity. Our recent hires may not become as productive as necessary, and we may be unable to hire and retain sufficient numbers of qualified individuals in the future. We have entered into strategic alliance agreements with partners, under which partners have agreed to resell and support our current BroadVision product suite. These contracts are generally terminable by either party upon 30 days' notice of an uncured material breach or for convenience upon 90 days' notice prior to the end of any annual term. Termination of any of these alliances could harm our expected revenues. We may be unable to expand our other distribution channels, and any expansion may not result in revenue increases. If we fail to maintain and expand our direct sales force or other distribution channels, our revenues may not grow or they may decline. Revenue generated from third-party distributors in recent years has not been significant.

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Failure to maintain relationships with third-party systems integrators could harm our ability to achieve our business plan.

Our relationships with third-party systems integrators who deploy our products have been a key factor in our overall business strategy, particularly because many of our current and prospective customers rely on integrators to develop, deploy and manage their online marketplaces. Our efforts to manage our relationships with systems integrators may not succeed, which could harm our ability to achieve our business plan due to a variety of factors, including:

• Systems integrators may not view their relationships with us as valuable to their own businesses. The related arrangements typically may be terminated by either party with limited notice and in some cases are not covered by a formal agreement.
• Under our business model, we often rely on our system integrators' employees to perform implementations. If we fail to work together effectively, or if these parties perform poorly, our reputation may be harmed and deployment of our products may be delayed or inadequate.
• Systems integrators may attempt to market their own products and services rather than ours.
• Our competitors may have stronger relationships with our systems integrators than us and, as a result, these integrators may recommend a competitor's products and services over ours.
• If we lose our relationships with our systems integrators, we will not have the personnel necessary to deploy our products effectively, and we will need to commit significant additional sales and marketing resources in an effort to reach the markets and customers served by these parties.

We may be unable to manage or grow our international operations and assets, which could impair our overall growth or financial position.

We derive a significant portion of our revenue from our operations outside North America. In the twelve months ended December 31, 2005, approximately 43% of our revenues were derived from international sales. In the twelve months ended December 31, 2006, approximately 40% of our revenue was derived from international sales . If we are unable to manage or grow our existing international operations, we may not generate sufficient revenue required to establish and maintain these operations, which could slow our overall growth and impair our operating margins.

As we rely materially on our operations outside of North America, we are subject to significant risks of doing business internationally, including:

 • difficulties in staffing and managing foreign operations and safeguarding foreign assets;
 • unexpected changes in regulatory requirements;
 • export controls relating to encryption technology and other export restrictions;
 • tariffs and other trade barriers;
 • difficulties in staffing and managing foreign operations;
 • political and economic instability;
 • fluctuations in currency exchange rates;
 • reduced protection for intellectual property rights in some countries;
 • cultural barriers;
 • seasonal reductions in business activity during the summer months in Europe and certain other parts of the world; and
 • potentially adverse tax consequences.

Management of international operations presents special challenges, particularly at our reduced staffing levels. For example, in December 2005, an inappropriate transfer of approximately $60,000 was made from our bank account in Japan to a consulting services provider affiliated with two officers of our Japan subsidiary without the approvals required under our internal control policies. Although this transfer was later detected, the funds were recaptured and the services of the Japan subsidiary officers involved were terminated, we face the risk that other similar misappropriations of assets may occur in the future.

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In addition, our international sales growth will be limited if we are unable to establish additional foreign operations, expand international sales channel management and support, hire additional personnel, customize products for local markets and develop relationships with international service providers, distributors and system integrators. Even if we are able to successfully expand our international operations, we may not succeed in maintaining or expanding international market demand for our products.

Our success and competitive position will depend on our ability to protect our proprietary technology.

Our success and ability to compete are dependent to a significant degree on our proprietary technology. We hold a U.S. patent, issued in January 1998, on elements of the BroadVision platform, which covers electronic commerce operations common in today's web business. We also hold a U.S. patent, issued in November 1996, acquired as part of the Interleaf acquisition on the elements of the extensible electronic document processing system for creating new classes of active documents. Although we hold these patents, they may not provide an adequate level of intellectual property protection. In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others. It is also possible that third parties may claim we have infringed their patent, trademark, copyright or other proprietary rights. Claims may be made for indemnification resulting from allegations of infringement. Intellectual property infringement claims may be asserted against us as a result of the use by third parties of our products. Claims or litigation, with or without merit, could result in substantial costs and diversions of resources, either of which could harm our business.

We also rely on copyright, trademark, service mark, trade secret laws and contractual restrictions to protect our proprietary rights in products and services. We have registered "BroadVision", "iGuide", "BroadVision Self-Service Suite", "BroadVision Process", "BroadVision Commerce", "BroadVision Portal", "BroadVision Content" and "Interleaf" as trademarks in the United States and in other countries. It is possible that our competitors or other companies will adopt product names similar to these trademarks, impeding our ability to build brand identity and possibly confusing customers.

As a matter of company policy, we enter into confidentiality and assignment agreements with our employees, consultants and vendors. We also control access to and distribution of our software, documents and other proprietary information. Notwithstanding these precautions, it may be possible for an unauthorized third party to copy or otherwise obtain and use our software or other proprietary information or to develop similar software independently. Policing unauthorized use of our products will be difficult, particularly because the global nature of the Internet makes it difficult to control the ultimate destination or security of software and other transmitted data. The laws of other countries may afford us little or no effective protection of our intellectual property.

A breach of the encryption technology that we use could expose us to liability and harm our reputation, causing a loss of customers.

If any breach of the security technology embedded in our products were to occur, we would be exposed to liability and our reputation could be harmed, which could cause us to lose customers. A significant barrier to online commerce and communication is the secure exchange of valuable and confidential information over public networks. We rely on encryption and authentication technology, including Open SSL and public key cryptography technology featuring the major encryption algorithms RC2 and MDS, to provide the security and authentication necessary to effect the secure exchange of confidential information. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments could cause a breach of the RSA or other algorithms that we use to protect customer transaction data.

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The loss or malfunction of technology licensed from third parties could delay the introduction of our products and services.

We rely in part on technology that we license from third parties, including relational database management systems from Oracle and Sybase, Informix object request broker software from IONA Technologies PLC, and database access technology from Rogue Wave Software. The loss or malfunction of any of these technology licenses could harm our business. We integrate or sublicense this technology with internally developed software to perform key functions. For example, our products and services incorporate data encryption and authentication technology licensed from Open SSL. Third-party technology licenses might not continue to be available to us on commercially reasonable terms, or at all. Moreover, the licensed technology may contain defects that we cannot control. Problems with our technology licenses could cause delays in introducing our products or services until equivalent technology, if available, is identified, licensed and integrated. Delays in introducing our products and services could adversely affect our results of operations.

Our officers, key employees and highly skilled technical and managerial personnel are critical to our business, and they may not remain with us in the future.

Our performance substantially depends on the performance of our officers and key employees. We also rely on our ability to retain and motivate qualified personnel, especially our management and highly skilled development teams. The loss of the services of any of our officers or key employees, particularly our founder, Chief Executive Officer and interim Chief Financial Officer, Dr. Pehong Chen, could cause us to incur increased operating expenses and divert senior management resources in searching for replacements. The loss of their services also could harm our reputation if our customers were to become concerned about our future operations. We do not carry "key person" life insurance policies on any of our employees. Our future success also depends on our continuing ability to identify, hire, train and retain other highly qualified technical and managerial personnel. Competition for these personnel is intense, especially in the Internet industry. We have in the past experienced, and may continue to experience, difficulty in hiring and retaining sufficient numbers of highly skilled employees. The significant downturn in our business and the uncertainty created by the execution and subsequent termination of our merger agreement with an affiliate of Vector Capital Corporation has had and may continue to have a negative impact on our operations. We have restructured our operations by reducing our workforce and implementing other cost containment activities. These actions could lead to disruptions in our business, reduced employee morale and productivity, increased attrition, and problems with retaining existing and recruiting future employees.

Limitations on the online collection of profile information could impair the effectiveness of our products.

Online users' resistance to providing personal data, and laws and regulations prohibiting use of personal data gathered online without express consent or requiring businesses to notify their web site visitors of the possible dissemination of their personal data, could limit the effectiveness of our products. This in turn could adversely affect our sales and results of operations.

One of the principal features of our products is the ability to develop and maintain profiles of online users to assist business managers in determining the nature of the content to be provided to these online users. Typically, profile information is captured when consumers, business customers and employees visit a web site and volunteer information in response to survey questions concerning their backgrounds, interests and preferences. Profiles can be augmented over time through the subsequent collection of usage data. Although our products are designed to enable the development of applications that permit web site visitors to prevent the distribution of any of their personal data beyond that specific web site, privacy concerns may nevertheless cause visitors to resist providing the personal data necessary to support this profiling capability. The mere perception by prospective customers that substantial security and privacy concerns exist among online users, whether or not valid, may indirectly inhibit market acceptance of our products.

In addition, new laws and regulations could heighten privacy concerns by requiring businesses to notify web site users that the data captured from them while online may be used by marketing entities to direct product messages to them. We are subject to increasing regulation at the federal and state levels relating to online privacy and the use of personal user information. Several states have proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. In addition, the U.S. Federal Trade Commission, or FTC, has urged Congress to adopt legislation regarding the collection and use of personal identifying information obtained from individuals when accessing web sites. The FTC has settled several proceedings resulting in consent decrees in which Internet companies have been required to establish programs regarding the manner in which personal information is collected from users and provided to third parties. We could become a party to a similar enforcement proceeding. These regulatory and enforcement efforts could also harm our customers' ability to collect demographic and personal information from users, which could impair the effectiveness of our products.

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We may not have adequate back-up systems, and natural or manmade disasters could damage our operations, reduce our revenue and lead to a loss of customers.

We do not have fully redundant systems for service at an alternate site. A disaster could severely harm our business because our service could be interrupted for an indeterminate length of time. Our operations depend upon our ability to maintain and protect our computer systems at our facility in Redwood City, California, which reside on or near known earthquake fault zones. Although these systems are designed to be fault tolerant, they are vulnerable to damage from fire, floods, earthquakes, power loss, acts of terrorism, telecommunications failures and similar events. In addition, our facilities in California could be subject to electrical blackouts if California faces another power shortage similar to that of 2001. Although we do have a backup generator that would maintain critical operations, this generator could fail. We also have significantly reduced our workforce in a short period of time, which has placed different requirements on our systems and has caused us to lose personnel knowledgeable about our systems, both of which could make it more difficult to quickly resolve system disruptions. Disruptions in our internal business operations could harm our business by resulting in delays, disruption of our customers' business, loss of data, and loss of customer confidence.

Risks related to BroadVision common stock

One stockholder beneficially owns a substantial portion of the outstanding BroadVision common stock, and as a result exerts substantial control over the company.

As of March 31, 2007, Dr. Pehong Chen, our Chairman, CEO and interim CFO, beneficially owned approximately 42.0 million shares of our common stock, which represents approximately 39% of the outstanding common stock as of such date. As a result, Dr. Chen exerts substantial control over all matters coming to a vote of our stockholders, including with respect to:

    •   the composition of our board of directors and, through it, any determination with respect to our business direction and policies, including the appointment and removal of officers;
    •   any determinations with respect to mergers and other business combinations;
    •   our acquisition or disposition of assets;
    •   our financing activities; and
    •   the payment of dividends on our capital stock.

This control by Dr. Chen could depress the market price of our common stock or delay or prevent a change in control of BroadVision.

Our stock price has been highly volatile.

The trading price of BroadVision common stock has been highly volatile. For example, the trading price of BroadVision common stock has ranged from $0.32 per share to $9.05 per share between January 1, 2004 and March 14, 2007. On April 5, 2007 the closing price of BroadVision common stock was $2.65 per share. Our stock price is subject to wide fluctuations in response to a variety of factors, including:

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    • quarterly variations in operating results;
    • announcements of technological innovations;
    • announcements of new software or services by us or our competitors;
    • changes in financial estimates by securities analysts;
    • general economic conditions; or
    • other events or factors that are beyond our control.

In addition, the stock market has experienced significant price and volume fluctuations that have particularly affected the trading prices of equity securities of many technology companies. These fluctuations have often been unrelated or disproportionate to the operating performance of these companies. Any negative change in the public's perception of the prospects of Internet or electronic commerce companies could further depress our stock price regardless of our results. Other broad market fluctuations may decrease the trading price of BroadVision common stock. In the past, following declines in the market price of a company's securities, securities class action litigation, such as the class action lawsuits filed against us and certain of our officers and directors in early 2001, has often been instituted against that company. Litigation could result in substantial costs and a diversion of management's attention and resources.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference contain forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or similar terms. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under "Risk Factors" and elsewhere in this prospectus and the documents incorporated by reference. These statements are only predictions based on our current expectations and projections about future events, and we cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares by the selling stockholders. All proceeds from the sale of the shares will be for the accounts of the selling stockholders. We may receive proceeds from the exercise of warrants held by the selling stockholders. We will apply such proceeds, if any, toward funding our working capital.

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SELLING STOCKHOLDERS

The shares of common stock being offered by the selling stockholders are issuable upon exercise of the warrants issued in connection with the Private Placement. For additional information regarding the issuance of those warrants, see "Description of Warrants." We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time. Except for the ownership of the warrants issued pursuant to the Securities Purchase Agreement, the selling stockholders have not had any material relationship with us within the past three years.

The table below lists the selling stockholders and information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders. The second column lists 150% of the number of shares of common stock beneficially owned by each selling stockholder, based on its ownership of the warrants as of March 31, 2007, assuming exercise of the warrants held by the selling stockholders on that date, without regard to any limitations on exercise. The third column lists the shares of common stock being offered pursuant to this prospectus by each selling stockholder. See footnote 1 to the table for additional information.

In accordance with the terms of a registration rights agreement between us and the selling stockholders, this prospectus covers the resale of at least 150% of the number of shares of common stock issuable upon exercise of the warrants. Because the exercise price of the warrants may be adjusted as detailed in "Description of Warrants", the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

Under the terms of the warrants, a selling stockholder may not exercise the warrants to the extent such exercise would cause such selling stockholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.99% of our then outstanding shares of common stock following such exercise, excluding for purposes of such determination shares of common stock issuable upon exercise of the warrants that have not been exercised. A selling stockholder may increase this limit up to 9.99% upon written notice to us. The number of shares in the second column does not reflect this limitation. The selling stockholders may sell all, some or none of their shares in this offering. See "Plan of Distribution."

Name of Selling Stockholder	Number of Shares Owned Prior to Offering(1)	Maximum Number of Shares to be Sold Pursuant to this Prospectus(1)	Number of Shares Owned After Offering
Portside Growth & Opportunity Fund(2)	1,971,942	1,971,942	0
SF Capital Partners Ltd.(3)	1,577,556	1,577,556	0
Manchester Securities Corp.(4)	788,777	788,777	0
Kings Road Investments Ltd.(5)	1,380,362	1,380,362	0
Gemini Master Fund, Ltd.(6)	591,581	591,581	0

(1)   The number of shares listed as beneficially owned and to be sold by the selling stockholders is based on 150% of the estimated number of shares of our common stock issuable to the selling stockholders upon exercise of the warrants. In order to estimate the number of shares of common stock issuable to the selling stockholders, we have assumed that all warrants are exercised at an exercise price of $1.48 per share. It is possible that more than the 150% of the shares of common stock we estimate to be issued will be issued. To the extent the number of shares we issue to the selling stockholders exceeds the number of shares registered pursuant to the registration statement, of which this prospectus forms a part, we will need to amend the registration statement, or file an additional registration statement, to increase the number of shares registered.
(2)   Ramius Capital Group, LLC ("Ramius Capital") is the investment adviser of Portside Growth and Opportunity Fund ("Portside") and consequently has voting control and investment discretion over securities held by Portside. Ramius Capital disclaims beneficial ownership of the shares held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., LLC, the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares. Ramius Capital is an affiliate of one broker dealer, which will not sell any shares of common stock that Portside may sell under the registration statement and will receive no compensation in connection with sales of such shares registered pursuant to this registration statement.

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(3)   Michael A. Roth and Brian J. Stark possess voting and dispositive power over all of the shares owned by SF Capital Partners Ltd. ("SF Capital"). SF Capital is an affiliate of two broker-dealers, with which SF Capital is under common control. SF Capital acquired the shares for investment purposes in the ordinary course of business and had no plans to distribute the shares at the time of acquisition.
(4)   Manchester Securities Corp. ("Manchester") is a wholly-owned subsidiary of Elliott Associates, L.P. Paul E. Singer and Elliott Capital Advisors, L.P., which is controlled by Mr. Singer, are the general partners of Elliott Associates, L.P. Mr. Singer has sole voting and dispositive power over the securities held by Manchester.
(5)   Kings Road Investments Ltd. ("Kings Road") is a wholly-owned subsidiary of Polygon Global Opportunities Master Fund ("Polygon"). Polygon Investment Partners LLP and Polygon Investment Partners LP (the "Investment Managers"), Polygon, Alexander Jackson, Reade Griffith and Paddy Dear share voting and dispositive power of the securities held by Kings Road. Alexander Jackson, Reade Griffith and Paddy Dear control the Investment Managers. The Investment Managers, Alexander Jackson, Reade Griffith and Paddy Dear disclaim beneficial ownership of the securities held by Kings Road.
(6)   The Investment Manager of Gemini Master Fund, Ltd. is Gemini Strategies, LLC. The Managing Member of Gemini Strategies, LLC is Mr. Steven W. Winters. As such, Mr. Winters may be deemed beneficial owner of the shares; however, Mr. Winters disclaims beneficial ownership of such shares.

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PLAN OF DISTRIBUTION

We are registering the shares of common stock issuable upon exercise of the warrants to permit the resale of these shares of common stock by the holders of the warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent's commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

• on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;
• in the over-the-counter market;
• in transactions otherwise than on these exchanges or systems or in the over-the-counter market;
• through the writing of options, whether such options are listed on an options exchange or otherwise;
• ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
• block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
• purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
• an exchange distribution in accordance with the rules of the applicable exchange;
• privately negotiated transactions;
• short sales;
• sales pursuant to Rule 144;
• broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;
• a combination of any such methods of sale; and
• any other method permitted pursuant to applicable law.

If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

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The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed, to any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

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DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our certificate of incorporation and bylaws, which are exhibits to the registration statement of which this prospectus forms a part.

Common Stock

We have 280,000,000 shares of common stock authorized. As of March 31, 2007 106,934,292 shares of BroadVision common stock were outstanding and held of record by 1,963 stockholders. In addition, as of March 31, 2007, 6,746,531 shares of BroadVision common stock were subject to outstanding options.

Each share of BroadVision common stock entitles its holder to one vote on all matters to be voted upon by our stockholders. Subject to preferences that may apply to any of our outstanding convertible preferred stock, holders of BroadVision common stock will receive ratably any dividends our board of directors declares out of funds legally available for that purpose. If we liquidate, dissolve or wind up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and any liquidation preference of any of our outstanding convertible preferred stock. BroadVision common stock has no preemptive rights, conversion rights, or other subscription rights or redemption or sinking fund provisions. The shares of BroadVision common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Preferred Stock

We have 1,000,000 shares of preferred stock authorized. As of March 31, 2007, no shares of our preferred stock were outstanding. Our board of directors has the authority, without further action by our stockholders, to issue up to 1,000,000 shares of preferred stock in one or more series. Our board of directors may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms, and number of shares constituting any series or the designation of any series.

Anti-Takeover Provisions

Some provisions of Delaware law, our certificate of incorporation and our bylaws may have the effect of delaying, deferring or discouraging another party from acquiring control of us.

Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law, which regulates, subject to some exceptions, acquisitions of publicly held Delaware corporations. In general, Section 203 prohibits us from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person becomes an interested stockholder, unless:

• our board of directors approved the business combination or the transaction in which the person became an interested stockholder prior to the date the person attained this status;

• upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and issued under employee stock plans under which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

• on or subsequent to the date the person became an interested stockholder, our board of directors approved the business combination and the stockholders other than the interested stockholder authorized the transaction at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding stock not owned by the interested stockholder.

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Section 203 defines a "business combination" to include:

• any merger or consolidation involving us and the interested stockholder;

• any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of our assets;

• in general, any transaction that results in the issuance or transfer by us of any of our stock to the interested stockholder;

• any transaction involving us that has the effect of increasing the proportionate share of our stock owned by the interested stockholders; and

• the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through us.

In general, Section 203 defines an "interested stockholder" as any person who, together with the person's affiliates and associates, owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of a corporation's voting stock.

Certificate of Incorporation and Bylaw Provisions

Our certificate of incorporation and bylaws provide that:

• the approval of holders of a majority of the shares entitled to vote at an election of directors will be required to adopt, amend or repeal our bylaws;

• our board of directors is expressly authorized to make, alter or repeal our bylaws;

• in general, stockholders may not call special meetings of the stockholders or fill vacancies on the board of directors; however, stockholders may act by written consent;

• our board of directors is authorized to issue preferred stock without stockholder approval;

• directors may only be removed for cause by the holders of a majority of the shares entitled to vote at an election of directors or without cause by the holders of at least two-thirds shares entitled to vote at an election of directors; and

• we will indemnify officers and directors against losses that may incur investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

Transfer Agent and Registrar

Computershare Trust Company has been appointed as the transfer agent and registrar for BroadVision common stock.

Pink Sheets®

On March 8, 2006, BroadVision common stock was delisted from the NASDAQ National Market and began trading only on the Pink Sheets®. On April 5, 2007, the last reported sale price of BroadVision common stock was $2.65 per share.

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DESCRIPTION OF WARRANTS

The warrants were issued on November 10, 2004. The following description summarizes the material provisions of the warrants. The following description does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the warrants, including the definitions of certain capitalized terms used in this section, but that are not defined in this section. A copy of the form of warrant is attached as Exhibit B to the Securities Purchase Agreement, which is an exhibit to the registration statement of which this prospectus forms a part.

General

On November 10, 2004, we issued warrants to purchase an aggregate of 1,739,130 shares of our common stock at an exercise price of $3.58, subject to certain adjustments. As of March 31, 2007, the warrants are exercisable for 4,206,811 shares of our common stock at an exercise price of $1.48. The warrants were first exercisable on May 10, 2005 and may be exercised on or prior to May 10, 2010. Any warrants not exercised prior to such time will expire.

Exercise of Warrants

In the event that a warrant is not exercised in full, the number of common shares to be available for purchase thereunder shall be reduced by the number of such common shares for which that warrant is exercised. If we do not deliver the stock certificates or credit the holder's balance account within three business days after we receive the exercise delivery documents, we must pay the holder cash in an amount equal to 1.0% of the product of the closing sales price of our common stock on the day prior to last day we were allowed to deliver the shares without penalty times the number of shares of our common stock that we did not timely deliver. In addition, if we fail to deliver the certificate or credit the holder's balance account within three business days after we receive the exercise delivery documents, we will also be required to make certain payments to the holder to make them whole for certain trading losses the holder may incur because of the late delivery.

If a registration statement covering the shares issuable upon exercise of the warrant is not available for the resale of those shares, upon exercise of the warrant by the holder and in lieu of making the cash payment, the holder may elect to receive the net number of shares of our common stock according to the formula in the warrant.

Issuance Limitations

Other than in connection with a Fundamental Transaction (as defined in the warrants), any exercise of a warrant for shares of our common stock will be limited to the extent that, after giving effect to such exercise, the holder, together with its affiliates, would beneficially own in excess of 4.99% of the number of shares of our common stock outstanding immediately after the exercise. By written notice to us, the holder may increase the limitation percentage above to any percentage not in excess of 9.99%.

Exercise Price Adjustments

The exercise price will be reduced in certain instances where shares of our common stock are sold or deemed to be sold at a price less than the applicable exercise price, including the issuance of certain options, the issuance of convertible securities, or the change in exercise price or rate of conversion for option or convertible securities. The exercise price will be proportionately adjusted if we subdivide (by stock split, stock dividend, recapitalization or otherwise) or combine (by combination, reverse stock split or otherwise) one or more classes of our common stock.

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In the event we declare or make any dividend or other distribution of our assets to holders of our shares of common stock, the exercise price will be reduced by multiplying the exercise price by a fraction of which (i) the numerator is the closing bid price of our common stock on the trading day prior to the record date of the distribution minus the value of the distribution applicable to one share of our common stock and (ii) the denominator is the closing bid price on the trading day prior to the record date of the distribution. The number of warrant shares into which a warrant can be exercised will be increased proportionately.

Purchase Right

In addition to other adjustments, if we grant, issue or sell options, convertible securities, or other rights to purchase stock, warrants, securities or other property pro rata to the holders of our common stock, then the holder of a warrant will be entitled to acquire on the same terms the same rights or securities as if the holder had held the number of shares of our common stock for which their warrant is exercisable.

Fundamental Transactions

We will not enter into any Fundamental Transaction unless the successor entity assumes our obligations under the warrant, pursuant to written agreements satisfactory to the holders of warrants representing at least a majority of the shares of common stock underlying the outstanding warrants, including the issuance of appropriate replacement warrants. In addition, in the event of a Fundamental Transaction in which the holders of our common stock are to receive securities or assets in respect to or in exchange for their shares, we will insure that the holder of a warrant will have the right to receive upon exercise of the warrant after the Fundamental Transaction such securities or assets that the holder would have received in the Fundamental Transaction if the warrant had been exercised prior to the Fundamental Transaction.

Warrant Holder not a Stockholder

Except as otherwise provided in the warrant, the holders of the warrants, solely in their capacities as holders of warrants, shall not be deemed to be stockholders of the Company nor have the rights of stockholders of the Company.

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LEGAL MATTERS

Cooley Godward Kronish llp, San Francisco, California will pass upon the validity of the common stock offered by this prospectus.

EXPERTS

Odenberg, Ullakko, Muranishi & Co. LLP, an independent registered public accounting firm, has audited our consolidated financial statements and financial statement schedule as of December 31, 2006 and for the year then ended, included in our Annual Report on Form 10-K for the year ended December 31, 2006, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements are incorporated by reference in this prospectus in reliance on Odenberg, Ullakko, Muranishi & Co. LLP's reports, given on their authority as experts in accounting and auditing.

The financial statements and financial statement schedule of BroadVision, Inc. as of December 31, 2005 and for the year ended December 31, 2005 incorporated by reference in this Registration Statement by reference to the Annual Report on Form 10-K for the year ended December 31, 2005 have been so included in reliance on the audit report of Stonefield Josephson, Inc., independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements and schedule incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods as set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities we are offering under this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and the securities we are offering under this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. You may read and copy the registration statement, as well as our reports, proxy statements and other information, at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's web site at "http://www.sec.gov." In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

The SEC allows us to "incorporate by reference" the information contained in documents that we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus. We incorporate by reference the following documents filed with the SEC under Section 13, or 14 of the Securities Exchange Act of 1934, which documents contain important information about us and our business and financial results:

1. our Annual Report on Form 10-K for the year ended December 31, 2006, filed on March 27, 2007; and

2. our Current Reports on Form 8-K filed with the SEC on January 10, 2007 and March 30, 2007.

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We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference, in this prospectus (not including exhibits to such documents, unless such exhibits are specifically incorporated by reference in this prospectus or into such documents). You should direct any requests for documents to Corporate Secretary, BroadVision, Inc., 1600 Seaport Boulevard, 5th Floor, North Building, Redwood City, California 94063, Telephone (650) 331-1000. Alternatively, documents incorporated by reference in this prospectus may be accessed through our web site at "http://www.broadvision.com."

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PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All the amounts shown are estimates except the registration fee.

SEC Registration	$9,368
Accounting fees and expenses	$80,000
Printing and engraving expenses	$15,000
Legal fees and expenses	$450,000
Transfer agent and registrar fees	$10,000
Miscellaneous fees and expenses	$25,000
Total	$589,368

Item 14. Indemnification of Directors and Officers

As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated certificate of incorporation and bylaws provide that (i) we are required to indemnify our directors and executive officers to the fullest extent not prohibited by the Delaware General Corporation Law, (ii) we may, in our discretion, indemnify our other officers, employees and agents as set forth in the Delaware General Corporation Law, (iii) we are required to advance all expenses incurred by our directors and executive officers in connection with certain legal proceedings, (iv) the rights conferred in the bylaws are not exclusive and (v) we are authorized to enter into indemnification agreements with our directors, officers, employees and agents.

We have entered into agreements with our directors and executive officers that require us to indemnify such persons against expenses, judgments, fines, settlements, and other amounts that any such person becomes legally obligated to pay (including with respect to a derivative action) in connection with any proceeding, whether actual or threatened, to which such person may be made a party by reason of the fact that such person is or was our director or officer or a director or officer of any of our affiliates, provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, our best interests. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. At present, no litigation or proceeding is pending that involves any of our directors or officers regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

We maintain a directors' and officers' insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions, none of which apply to this offering.

Item 15. Recent Sales of Unregistered Securities

1. On July 7, 2004, in connection with a lease restructuring, we issued a warrant to Pacific Shores Investors, LLC to purchase 700,000 shares of common stock at an exercise price of $5.00 per share.

2. On November 10, 2004, we issued and sold an aggregate $16 million of securities, including convertible notes, warrants to purchase common stock and additional investment rights to purchase additional convertible notes.

3. On December 20, 2005, we entered into an agreement with Honu Holdings LLC, a limited liability company controlled by Dr. Pehong Chen, our Chairman, Chief Executive Officer, President, interim Chief Financial Officer and majority stockholder, to convert the approximately $15.5 million of convertible notes held by Honu Holding into approximately 34,500,000 shares of BroadVision common stock. On March 8, 2006, we cancelled the convertible notes and issued 34,500,000 new shares of common stock to Honu Holding.

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The issuances of the securities in the transactions above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act promulgated thereunder as transactions by an issuer not involving a public offering, where the purchasers represented their intention to acquire the securities for investment only and not with a view to distribution and received or had access to adequate information about the Registrant, or Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan or a written contract relating to compensation.

Appropriate legends were affixed to the stock certificates and securities issued in the above transactions. No underwriters were employed in any of the above transactions.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

The exhibits are as set forth in the Exhibit Index.

(b) Financial Statement Schedules

Schedule II ¡X Valuation and Qualifying Accounts (incorporated by reference to the Company's Form 10-K for the year ended December 31, 2006, filed on March 27, 2007)

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)    To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

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(4)
That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)    Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)   Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-effective Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redwood City, State of California on the 5th day of April, 2007.

BROADVISION, INC.

By: /s/ Pehong Chen
Pehong Chen
Chairman, Chief Executive Officer, President and
interim Chief Financial Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Pehong Chen	Chairman of the Board, Chief Executive Officer and President	April 5, 2007
Pehong Chen	(Principal Executive Officer)
/s/ Pehong Chen	Chief Financial Officer	April 5, 2007
Pehong Chen	(Principal Financial and Accounting Officer)
*	Director	April 5, 2007
James D. Dixon
*	Director	April 5, 2007
Robert Lee
Director
François Stieger
*By: /s/ Pehong Chen
Attorney-in-Fact

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EXHIBIT INDEX

Exhibit	Description
3.1(1)	Amended and Restated Certificate of Incorporation.
3.2(6)	Certificate of Amendment of Certificate of Incorporation.
3.3(19)	Amended and Restated Bylaws.
3.4(24)	Certificate of Amendment of Certificate of Incorporation.
4.1(1)	References are hereby made to Exhibits 3.1 to 3.4.
4.2(17)	Registration Rights Agreement dated November 10, 2004 among the Company and certain investors listed on Exhibit A thereto.
4.3(21)	Registration Rights Agreement dated March 8, 2006, between the Company and Honu Holdings LLC.
5.1(27)	Opinion of Cooley Godward Kronish LLP
10.1(8)(a)	BroadVision, Inc. Equity Incentive Plan as amended through May 1, 2002 (the "Equity Incentive Plan").
10.2(1)(a)	Form of Incentive Stock Option Agreement under the Equity Incentive Plan.
10.3(23)(a)	BroadVision, Inc. 2006 Equity Incentive Plan.
10.4(8)(a)	1996 Employee Stock Purchase Plan as amended May 1, 2002 (the "Employee Stock Purchase Plan").
10.5(1)(a)	Employee Stock Purchase Plan Offering (Initial Offering).
10.6(1)(a)	Employee Stock Purchase Plan Offering (Subsequent Offering).
10.7(1)(b)	Terms and Conditions dated January 1, 1995 between IONA Technologies LTD and the Company.
10.8(2)	Lease dated February 5, 1997 between the Company and Martin/Campus Associates, L.P.
10.9(3)(a)	BroadVision, Inc. 2000 Non-Officer Equity Incentive Plan.
10.10(4)(b)	Independent Software Vendor Agreement dated June 30, 1998 between the Company and IONA Technologies, PLC, as amended.
10.11(5)	Amended and Restated Loan and Security Agreement dated March 31, 2002 between the Company and Silicon Valley Bank.
10.12(7)	Form of Indemnity Agreement between the Company and each of its directors and executive officers.
10.13(9)	First Amendment to the Amended and Restated Loan and Security Agreement dated February 28, 2003 between the Company and Silicon Valley Bank.
10.14(9)	Second Amendment to the Amended and Restated Loan and Security Agreement dated June 30, 2003 between the Company and Silicon Valley Bank.
10.15(9)	Third Amendment to the Amended and Restated Loan and Security Agreement dated June 30, 2003 between the Company and Silicon Valley Bank.
10.15(10)	Fourth Amendment to the Amended and Restated Loan and Security Agreement dated January 21, 2004 between the Company and Silicon Valley Bank.
10.16(10)	Fifth Modification to Amended and Restated Loan and Security Agreement dated February 27, 2004 between the Company and Silicon Valley Bank.
10.17(11)	Assignment and Assumption of Master Lease, Partial Termination of Master Lease and Assignment and Assumption of Subleases, dated July 7, 2004, between the Company and Pacific Shores Investors, LLC.

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Exhibit	Description
10.18(11)	Warrant to Purchase up to 700,000 share of common stock, dated July 7, 2004, issued to Pacific Shores Investors, LLC.
10.19(11)	Triple Net Space Lease, dated as of July 7, 2004, between the Company and Pacific Shores Investors, LLC.
10.20(12)	Sixth Amendment to the Amended and Restated Loan and Security Agreement dated September 29, 2004 between the Company and Silicon Valley Bank.
10.21(13)	Securities Purchase Agreement dated as of November 10, 2004.
10.22(14)	Seventh Amendment to the Amended and Restated Loan and Security Agreement dated November 9, 2004 between the Company and Silicon Valley Bank.
10.23(15)	Agreement to Restructure Lease and To Assign Subleases dated as of October 1, 2004 between the Company and VEF III Funding, LLC.
10.24(16)(b)	Amendment No. 5 to IONA Independent Software Vendor Agreement dated December 20, 2004, between the Company and IONA Technologies, Inc.
10.25(17)	Agreement to Assign Lease and Sublease dated as of January 26, 2005 between the Company and 100 Spear Street Owners Corporation.
10.26(17)	Letter dated January 26, 2005 amending Agreement to Assign Lease and Sublease dated as of January 26, 2005 between the Company and 100 Spear Street Owners Corporation.
10.27(18)	Settlement Agreement dated for reference purposes February 4, 2005, by and between the Company and Metropolitan Life Insurance Company.
10.28(19)	Debt Conversion Agreement dated as of December 20, 2005, between the Company and Honu Holdings, LLC.
10.29(22)(a)	Form of Restricted Stock Bonus Agreement under the Equity Incentive Plan.
10.30(25)	Sublease Agreement, dated December 21, 2006, between the Company and Dexterra, Inc.
10.31(26)(a)	BroadVision, Inc. Severance Benefit Plan.
21.1(20)	Subsidiaries of the Company.
23.1	Consent of Cooley Godward Kronish LLP (included in Exhibit 5.1)
23.2	Consent of Odenberg, Ullakko, Muranishi & Co. LLP, an Independent Registered Public Accounting Firm.
23.3	Consent of Stonefield Josephson, Inc.
23.4	Consent of BDO Seidman, LLP.
24.1(27)	Power of Attorney, pursuant to which amendments to this Registration Statement may be filed.

(1)
Incorporated by reference to the Company's Registration Statement on Form S-1 filed on April 19, 1996 as amended by Amendment No. 1 filed on May 9, 1996, Amendment No. 2 filed on May 29, 1996 and Amendment No. 3 filed on June 17, 1996.

(2)	Incorporated by reference to the Company's Form 10-K for the fiscal year ended December 31, 1996 filed on March 31, 1997.
(3)	Incorporated by reference to the Company's Registration Statement on Form S-8 filed on October 15, 2003.
(4)	Incorporated by reference to the Company's Form 10-Q for the quarter ended June 30, 2001 filed on August 14, 2001.
(5)	Incorporated by reference to the Company's Form 10-Q for the quarter ended March 31, 2002 filed on May 16, 2002.
(6)	Incorporated by reference to the Company's Proxy Statement filed on May 14, 2002.

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(7)	Incorporated by reference to the Company's Form 10-Q for the quarter ended September 30, 2002 filed on November 14, 2002.
(8)	Incorporated by reference to the Company's Registration Statement on Form S-8 filed on August 1, 2002.
(9)	Incorporated by reference to the Company's Form 10-Q for the quarter ended June 30, 2003 filed on August 14, 2003.
(10)	Incorporated by reference to the Company's Form 10-K for the fiscal year ended December 31, 2003 filed on March 15, 2004.
(11)	Incorporated by reference to the Company's Current Report on Form 8-K filed on August 9, 2004.
(12)	Incorporated by reference to the Company's Current Report on Form 8-K filed on October 25, 2004.
(13)	Incorporated by reference to the Company's Current Report on Form 8-K filed on November 10, 2004.
(14)	Incorporated by reference to the Company's Current Report on Form 8-K filed on November 17, 2004.
(15)	Incorporated by reference to the Company's Current Report on Form 8-K filed on November 19, 2004.
(16)	Incorporated by reference to the Company's Current Report on Form 8-K filed on December 23, 2004.
(17)	Incorporated by reference to the Company's Current Report on Form 8-K filed on February 1, 2005.
(18)	Incorporated by reference to the Company's Current Report on Form 8-K filed on February 16, 2005.
(19)	Incorporated by reference to the Company's Current Report on Form 8-K filed on December 22, 2005.
(20)	Incorporated by reference to the Company's Form 10-K for the fiscal year ended December 31, 2004, filed on March 15, 2005.
(21)	Incorporated by reference to the Company Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed on June 9, 2006.
(22)	Incorporated by reference to the Company's Form 10-Q for the quarter ended March 31, 2006 filed on August 10, 2006.
(23)	Incorporated by reference to the Company's Registration Statement on Form S-8 filed on November 6, 2006.
(24)	Incorporated by reference to the Company Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed on March 27, 2007.
(25)	Incorporated by reference to the Company's Current Report on Form 8-K filed on January 10, 2007.
(26)	Incorporated by reference to the Company's Current Report on Form 8-K filed on March 30, 2007.
(27)	Previously filed.

(a)	Represents a management contract or compensatory plan or arrangement.
(b)	Confidential treatment requested.

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